


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E WASHINGTON
(No. and Street)

FERGUS FALLS	MN	56538-0748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

406 MAIN AVENUE, SUITE 3000	FARGO	ND	58108-2545
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RUSSELL (LARRY) DORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DORN & CO., INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title



LORI J. MITTELSTADT
NOTARY PUBLIC—MINNESOTA
My Commission Expires JAN. 31, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2006


SEC MAIL
PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

Dorn & Co., Inc.



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, MN

We have audited the accompanying statement of financial condition of **Dorn & Co., Inc.** as of December 31, 2006, and the related statements of income, changes in retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dorn & Co., Inc.** as of December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Reconciliation, Trading and Investment Securities, and Insurance In Force is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2007

PEOPLE. PRINCIPLES. POSSIBILITIES.

www.eidebailly.com

406 Main Ave., Ste. 3000 ▮ PO Box 2545 ▮ Fargo, North Dakota 58108-2545 ▮ Phone 701.239.8500 ▮ Fax 701.239.8600 ▮ EOE

DORN & CO., INC.
BALANCE SHEET

	December 31, 2006
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 26,641
Accounts receivable	
Brokers and dealers - open transactions	18,765
Trading receivable	23,674
Dain trading receivable	69,040
Trading and investment securities, at market	250,230
Prepaid expenses	3,209
Total Current Assets	$ 391,559
PROPERTY AND EQUIPMENT	
Office equipment	$ 210,354
Leasehold improvements	354,590
	$ 564,944
Less accumulated depreciation	(384,248)
Total Property and Equipment	$ 180,696
OTHER ASSETS	
Investment in antique personal property	$ 42,871
Clearing deposit	25,000
Total Other Assets	$ 67,871
	$ 640,126

See accompanying Notes to Financial Statements.

DORN & CO., INC.
BALANCE SHEET

LIABILITIES AND STOCKHOLDER'S EQUITY		December 31, 2006
CURRENT LIABILITIES		
Accounts payable		
Line-of-credit payable	$	25,000
Vendors - trade obligations		7,030
Accrued payroll taxes		11,283
Accrued expenses		31,088
Total Current Liabilities	$	74,401
STOCKHOLDER'S EQUITY		
Common stock		
Par value $10		
Authorized - 25,000 shares		
Issued and Outstanding - 6,000 shares	$	60,000
Retained earnings		505,725
Total Stockholder's Equity	$	565,725
	$	640,126

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF INCOME

	Year ended December 31, 2006
INCOME	
Gain on sale and holding of trading account securities	$ 99,957
Commissions on security sales	43,763
Commissions and concessions on mutual funds	604,931
Annuity fees	12,976
Dividends and interest earned	15,505
Total Income	$ 777,132
EXPENSES	
Salaries and commissions	
Executive	$ 135,000
Registered representative	115,883
Office and clerical	140,330
Payroll taxes	27,026
Advertising	30,394
Bank service and clearing charges	35,948
Depreciation	15,267
Client expense/expos	16,729
Utilities and building occupancy	20,865
Licenses, bonds and insurance	13,838
Memberships, books, dues and subscriptions	15,360
Office supplies and expense	17,397
Postage	8,003
Professional services	51,543
Rents	72,000
Travel and entertainment	7,166
Telephone	7,787
Employee benefits	2,160
Profit sharing trust contributions	46,247
Interest	2,128
Total Expenses	$ 781,071
INCOME (LOSS) BEFORE PROVISIONS FOR INCOME TAXES	$ (3,939)
PROVISIONS FOR INCOME TAXES	$ 300
NET INCOME (LOSS) FOR YEAR	$ (4,239)

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF CHANGES IN RETAINED EARNINGS

	Year ended December 31, 2006
RETAINED EARNINGS - beginning of year	$ 509,964
NET INCOME (LOSS)	(4,239)
RETAINED EARNINGS - end of year	$ 505,725

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers and clients	$ 3,689,423
Cash payments to brokers, vendors and employees	(3,668,338)
Interest and dividends received	15,505
Interest paid	(2,128)
Income tax paid	(300)
Net Cash Provided (Used) by Operating Activities	$ 34,162
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	$ (17,876)
Purchase of other asset	(9,828)
Net Cash (Used) by Investing Activities	$ (27,704)
NET INCREASE IN CASH	$ 6,458
CASH - beginning of year	20,183
CASH - end of year	$ 26,641
CASH AND CASH EQUIVALENTS	
Operating account	$ 26,641
Total Cash and Cash Equivalents	$ 26,641

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	Year ended December31, 2006
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	
Net income (loss)	$ (4,239)
Adjustments to Reconcile Net Income(Loss) to Net Cash Provided (Used) by Operating Activities	
Depreciation	15,267
Changes in assets and liabilities	
(Increase) decrease in accounts receivable	(63,765)
(Increase) decrease in trading account	288,795
(Increase) decrease in prepaid expenses	850
Increase (decrease) in accounts payable	(203,814)
Increase (decrease) in payroll taxes	(1,237)
Increase (decrease) in other liabilities	2,305
Total Adjustments	$ 38,401
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 34,162

See accompanying Notes to Financial Statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others and the underwriting of certain securities issues. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing - During 1999, Dorn & Co., Inc. completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance - Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities - Trading securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized losses on trading account securities total $10,471 at December 31, 2006. Inventory appreciation of $711 has been reflected in operations of the year ended December 31, 2006.

Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the Accelerated Cost Recovery System (ACRS) method and the Modified Accelerated Recovery System (MACRS) method using estimated useful lives of 3 to 39 years.

Investments - The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 2 - LINE OF CREDIT

The Company has an unsecured revolving line of credit with Bank of the West of Fergus Falls in the amount of $100,000. As of December 31, 2006, $25,000 was outstanding. The current interest rate on the loan was 7.75%.

NOTE 3 – INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income for the year ended December 31, 2006 are as follows:

	December 31, 2006
Current:	
Federal	$ 0
State	300
Deferred tax expense (benefit)	(800)
Valuation allowance	800
Tax Provision	$ 300

As of December 31, 2006, the company had a federal state net operating loss carryforward, which may be applied to future taxable income of $104,863 and begin to expire in 2015.

At December 31, 2006, deferred tax assets recognized for deductible net operating loss carryforwards totaled $19,700. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 4 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 15 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $46,247 for 2006.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2006, aggregate indebtedness and net capital were $74,399 and $322,686, respectively, a ratio of 0.23 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid $72,000 for rent in 2006. The building is leased on a month to month basis, and the Company pays all occupancy costs.

Corporate indebtedness at Bank of the West of Fergus Falls, is personally guaranteed by the Company's sole shareholder.

NOTE 7 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2006, the Company had accounts receivable from broker/dealer open transactions of $23,674, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2006. Such market values represent a fair value of these financial instruments. It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL RECONCILIATION
DECEMBER 31, 2006

TOTAL STOCKHOLDERS' EQUITY - per balance sheet	$ 565,725
DEDUCTIONS	
Unallowable Assets	
Prepaid expenses	$ 3,209
Property and equipment - net of accumulated depreciation	180,696
Investment in antique personal property	42,871
Haircuts on Trading Account Securities	
Municipal bonds	$ 16,265
Total Deductions	$ 243,041
NET CAPITAL	$ 322,686
TOTAL LIABILITIES - per balance sheet	74,401
DEDUCTIONS	0
AGGREGATE INDEBTEDNESS	$ 74,401
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.23 to 1

[1] The above computation of net capital was compared to the computation of net capital for the December 31, 2006 FOCUS filing and no material differences existed.

See Independent Auditors' Report.

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2006

	Market Value	Cost
CORPORATE STOCKS		
None held		
MUNICIPAL BONDS		
Maple Grove, MN Health Care Bonds, 4.25%, $185,000 par value	$ 181,611	$ 181,300
North St Paul Maplewood ISD #622, 4.125%, $60,000 par value	58,785	58,369
Hopkins MN ISD #270 G.O. Bonds, 4.125%, $10,000 par value	9,834	9,850
CORPORATE BONDS		
None held		
Total	$ 250,230	$ 249,519

See Independent Auditors' Report.

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2006

EMPLOYEES	Worker's compensation	Statutory
	Profit Sharing Blanket bond	100M
BUSINESS OWNER'S POLICY	Business liability	1,000M
	Medical expense	5M
	Tenant's fire, legal	50M
	Hired/non-owned autos	1,000M
	Building replacement	381,300
	Business personal property	102,600
	Valuable papers	10M
	Business interruption	12 months
	Outdoor signs	5M
STOCKBROKERS	Blanket bond (10M deductible)	300M
	Fidelity and deposit (5M deductible)	25M
	Audit expense coverage	25M
	Unauthorized signatures	25M
SECURITY BOND	North Dakota blue sky	25M
	Seaboard Security STAMP (5M deductible)	100M
MAIL	First Class mail/Certified mail/Overnight	
	Non-negotiable	5,000M
	Negotiable	5,000M

See Independent Auditors' Report.



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, MN

In planning and performing our audit of the financial statements and supplementary schedule of **Dorn & Co., Inc.** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Dorn & Co., Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **Dorn & Co., Inc.** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Dorn & Co., Inc.'s** practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2007

END